SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             PYR ENERGY CORPORATION
       -----------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    693677106
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Annabel M. Jones
                  Assistant General Counsel - Corporate Affairs
                            Samson Investment Company
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006

                                 With a copy to:
                                 R. Scott Cohen
                           Weil, Gotshal & Manges LLP
                          200 Crescent Court, Suite 300
                                Dallas, TX 75201
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 29, 2007
        ----------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
               ----

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





























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      EXPLANATORY NOTES: This Amendment No. 1 to Schedule 13D (this "Amendment")
is  being  filed by  Samson  Investment  Company  ("Samson")  identified  in the
Schedule 13D filed on January 4, 2007 (the "Schedule 13D") with the Securities and Exchange Commission (the "SEC") relating to the common stock, par value $0.001 per share, of Pyr Energy Corporation (the "Issuer"). The Schedule 13D is hereby amended and supplemented by Samson as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration

      The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

      The aggregate amount of funds used by Samson to purchase the 3,689,200 shares of the Issuer's common stock beneficially owned by it (the "Shares") was approximately $3.6 million, including commissions.

      The funds used to purchase the Shares were obtained from Samson's working capital. Any funds used to purchase the Issuer's common stock in the future will also be obtained from Samson's working capital.

Item 4.      Purpose of Transaction

      The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

      Samson's initial acquisitions of the Issuer's common stock were effected for investment purposes. In connection with its most recent acquisition of shares of the Issuer's common stock, however, Samson began evaluating whether to make an offer to acquire the Issuer or a material portion of its oil and gas properties. Samson has changed its investment intent and now proposes to acquire all of the outstanding common stock of the Issuer. On January 29, 2007, Samson sent a letter to the Issuer, a copy of which is incorporated by reference into
Item 4 and included as Exhibit A to this Amendment, pursuant to which Samson notified the Issuer of its proposal to offer to purchase 100% of the outstanding common stock of the Issuer at a cash price of $1.23 per share in accordance with the terms of the letter. As stated above in Item 3, the full purchase price for the shares of the Issuer's common stock will be funded from working capital and no additional financing will be required.

      Samson reserves the right to be in contact with members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that Issuer could employ to maximize shareholder value. Samson may, and reserves the right to, acquire additional shares of the Issuer's common stock at any time and from time to time in the open market, in privately negotiated transactions or otherwise. In addition, Samson may determine to dispose of all or any portion of the Shares at any time or from time to time in the open market, in privately negotiated transactions or otherwise. Further, Samson reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors and the shareholders of the Issuer.



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




      Except as referenced above, neither Samson, nor to the best knowledge of Samson, any of the persons named on Schedule A of the Schedule 13D, has any plans or proposals of the types referred to in clauses (b) through (j) of Item 4 of Schedule 13D.



Item 7.     Material To Be Filed As Exhibits

Exhibit
Letter      Exhibit Name
-------     --------------------------------------------------------------------
   A        Letter to Mr. Kenneth R. Berry, Jr., Chief Executive Officer of  the
            Issuer, and the Board of Directors of the Issuer, dated as of January 29, 2007.



























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


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2007
                            SAMSON INVESTMENT COMPANY


                            By:    //s// Jack A. Canon
                                   ---------------------------
                            Name:  Jack A. Canon

                            Title: Senior Vice President-General Counsel





























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




                                  EXHIBIT INDEX


Exhibit
Letter      Exhibit Name
-------     --------------------------------------------------------------------

   A Letter to Mr. Kenneth R. Berry, Jr., Chief Executive Officer of the Issuer, and the Board of Directors of the Issuer, dated as of January 29, 2007.


































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